Exhibit (d)-5

DESIGNEE LETTER

February 9, 2023

Accelmed Partners II LP
848 Brickell Avenue
Miami, FL 33131

Re: Acceptance of Designation and Agreements in Connection Therewith

Ladies and Gentlemen:

This consent and irrevocable resignation is delivered pursuant to Section 6.1(e) of the Share Purchase Agreement, dated as of December 27, 2022 (the “Agreement”), by and between Minerva Surgical, Inc., a Delaware corporation (the “Company”) and each of the Purchasers listed therein. Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

I hereby acknowledge and agree that my service as a director on the board of directors (the “Board of Directors”) of the Company shall be as the designee of Accelmed Partners II LP (the “Accelmed Purchaser”), effective February 9, 2023.

Pursuant to the Agreement, effective only upon, and subject to, the request of the Accelmed Purchaser, I hereby irrevocably resign from my position as a director of the Company and from any and all committees of the Board of Directors on which I then serve. For clarity, I am not an employee of the Accelmed Purchaser and the above obligations shall not create an employment relationship between the Accelmed Purchaser and me.

Sincerely,

/s/ Catherine Coste
Name: Catherine Coste